VIA EDGAR AND FEDEX EXPRESS

October 11, 2016

Andrew Mew

Senior Assistant Chief Accountant

Office of Transporation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FedEx Corporation Form 8-K dated June 21, 2016 Filed June 21, 2016 File No. 001-15829

Dear Mr. Mew:

We are in receipt of the Commission’s letter dated September 28, 2016 relating to the above-referenced Form 8-K dated and furnished on June 21, 2016 (“8-K”). The following are FedEx Corporation’s responses to the Commission’s comments:

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures, page 6

1.	Please revise your next earnings release to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We will revise in future filings the format of our reconciliation tables to begin with GAAP results.

2.	Revise your disclosure of usefulness of non-GAAP measures to investors to provide a more substantive and concise discussion of how each of your non-GAAP measures are useful to investors. Also, consider balancing your claims that the non-GAAP measures are “more meaningful,” “more accurate,” and “better” than comparable GAAP measures by also disclosing the limitations of the measures. Please provide us with your proposed changes in your response letter.

Response: Our 8-K includes a discussion of our presented non-GAAP financial measures and why we believe they are useful to investors. However, to the extent applicable in future filings, we will modify our discussion as follows:

The company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP” or “reported”). We have supplemented the reporting of our financial information determined in accordance with GAAP with certain non-GAAP (or “adjusted”) financial measures, including our fourth quarter and adjusted full-year fiscal 2016 and 2015 consolidated operating income and margin, net income and earnings per share, and adjusted fourth quarter and full-year fiscal 2015 FedEx Express segment operating income and margin. These financial measures have been adjusted to exclude the impact of the following transactions (as applicable):

•	The year-end mark-to-market (“MTM”) accounting adjustments (non-cash) for our defined benefit pension and other postretirement plans;

•	The adjustment (non-cash) in “Corporate, eliminations and other” resulting from the change in recognizing expected return on plan assets for our defined benefit pension and other postretirement plans at the segment level associated with the adoption of MTM accounting in fiscal 2015;

•	Expenses in connection with the settlement of (and certain expected losses relating to) independent contractor litigation matters involving FedEx Ground, net of recognized insurance recovery;

•	Expenses in connection with the settlement of a U.S. Customs and Border Protection matter involving FedEx Trade Networks, net of recognized insurance recovery;

Mr. Andrew Mew

October 11, 2016

•	Expenses associated with the acquisition, financing and integration of TNT Express B.V. (“TNT Express”) and its operating results from the date of acquisition, net of any tax impact, including the income tax impact of an internal corporate legal entity restructuring to facilitate the integration of FedEx Express and TNT Express that is presented as a separate item herein; and

•	Aircraft impairment and related charges incurred in the fourth quarter of fiscal 2015.

The MTM accounting-related adjustments are excluded from our non-GAAP financial measures because these non-cash items are unrelated to our core operating performance.

The litigation-related matters are excluded from our non-GAAP financial measures because they are unrelated to our core operating performance and to assist investors with assessing trends in our underlying businesses.

The TNT Express expense items, as well as the income tax impact of an internal corporate legal entity restructuring to facilitate the integration of FedEx Express and TNT Express, are excluded from our non-GAAP financial measures because these items impacted the year-over-year comparability of our financial statements and are not related to our core operating performance. We excluded TNT Express operating results from the date of acquisition from our non-GAAP financial measures because it was acquired on May 25, 2016 (six days before the end of our fiscal year), and its financial results were immaterial from the date of acquisition and not presented as a separate segment.

Mr. Andrew Mew

October 11, 2016

The aircraft impairment and related charges are excluded from our non-GAAP financial measures to allow users of our financial statements to assess trends in our underlying businesses.

We believe these adjusted financial measures facilitate analysis and comparisons of our ongoing business operations because they exclude items that may not be indicative of, or are unrelated to, the company’s and our business segments’ core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. These adjustments are consistent with how management views our businesses. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating the company’s and each business segment’s ongoing performance.

Our non-GAAP measures are intended to supplement and should be read together with, and are not an alternative or substitute for, and should not be considered superior to, our reported financial results. Accordingly, users of our financial statements should not place undue reliance on these non-GAAP financial measures. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. As required by Securities and Exchange Commission rules, the tables below present a reconciliation of our presented non-GAAP financial measures to the most directly comparable GAAP measures.

We will continue to evaluate the appropriateness of these disclosures and update as appropriate.

3.	You exclude the impact of the operations of TNT Express from the date of acquisition as well as the tax impact of the corporate restructuring for the TNT acquisition from Adjusted Earnings in the fourth quarter of 2016. Please tell us why you believe excluding the ongoing operating results of TNT is indicative of your ongoing business operations. Also, clarify whether you have excluded the tax impact of the corporate restructuring but not the actual impact of the restructuring from the non-GAAP measure Adjusted Earnings. See Questions 100.01 and 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We acquired TNT Express on May 25, 2016. Because TNT Express was acquired so late in our fiscal year ended May 31, 2016 (“fiscal 2016”), its financial results were immaterial and not reported as a separate segment for fiscal 2016.

During fiscal 2016 we incurred significant expenses related to our acquisition of TNT Express, including transaction, financing and integration planning expenses. Since these items impacted the year-over-year comparability of our financial statements and were not related to our existing business operations for fiscal 2016, we excluded these expenses from our Adjusted Earnings. Since we owned TNT Express for only six days during fiscal 2016, and its financial results were immaterial and not presented as a separate segment, we also excluded from our Adjusted Earnings its financial results from the date of acquisition. Excluding these items related to TNT Express from our Adjusted Earnings allowed users of our financial statements to assess our year-over-year performance in a manner that is consistent with how they have historically viewed our business and how we provided earnings guidance throughout fiscal 2016.

Mr. Andrew Mew

October 11, 2016

For our fiscal year ending May 31, 2017 (“fiscal 2017”), beginning with our earnings release dated September 20, 2016, we are presenting TNT Express as a separate segment and accordingly, are not excluding its base business results from our fiscal 2017 Adjusted Earnings.

The income tax benefit of $76 million excluded from our Adjusted Earnings resulted from an internal corporate restructuring (i.e., a legal entity realignment) to facilitate the integration of FedEx Express and TNT Express. This item related to a legal entity restructuring only, so there were no restructuring costs associated with this item.

Should you have any questions regarding our responses to the Commission’s accounting comments, please feel free to call John L. Merino, Corporate Vice President and Principal Accounting Officer of FedEx, at (901) 818-7050. All other questions should be directed to Clement E. Klank III, Staff Vice President—Securities and Corporate Law of FedEx, at (901) 818-7167.

Very truly yours,

FedEx Corporation

/s/ ALAN B. GRAF, JR.
Alan B. Graf, Jr.

cc:	Frederick W. Smith Christine P. Richards John L. Merino Clement E. Klank III Jennifer L. Johnson